[Letterhead of MDB Capital Group LLC]

November 10, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Environmental Power Corporation — Registration Statement on Form S-2 (File No. 333-128863)

Ladies and Gentlemen:

MDB Capital Group LLC, the sole underwriter participating in the above referenced offering, hereby joins in the request of Environmental Power Corporation that the effectiveness of the above referenced Registration Statement be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), so that the Registration Statement will become effective at 3:00 p.m. (Eastern Time) on Tuesday, November 15, 2005 or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the Preliminary Prospectus issued October 27, 2005 and the amended Preliminary Prospectus issued November 10, 2005 were distributed as follows:

Preliminary Prospectus issued October 27, 2005 and distributed during the period from October 27, 2005 through November 9, 2005

197 copies to 157 Institutions

73 copies to 12 Dealers

74 copies to 74 Others

Total         344 copies

Amended Preliminary Prospectus issued November 10, 2005 and distributed on November 10, 2005

193 copies to 157 Institutions

280 copies to 13 Dealers

74 copies to 74 Others

Total         547 copies

Very truly yours,

MDB Capital Group LLC

By: /s/ Kimberly L. Renner

        Director of Operations

cc:	Kevin Leung, Richardson & Patel LLP

Kamlesh R. Tejwani, Environmental Power Corporation

Scott E. Pueschel, Pierce Atwood LLP

Christopher A. Marlett, MDB Capital Group